January 20, 2021	Orrick, Herrington & Sutcliffe LLP
222 Berkeley St., Suite 2000
Via EDGAR	Boston, MA 02116
+1 719 588 0090
Erin E. Martin	orrick.com
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Crescent Cove Acquisition Corp. Draft Registration Statement on Form S-1 Submitted December 23, 2020 CIK No. 0001837160

Dear Ms. Martin:

On behalf of our client, Crescent Cove Acquisition Corp. (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated January 15, 2021, with respect to draft no. 1 of the registration statement on Form S-1 (CIK No. 0001837160) that was confidentially submitted by the Company to the Commission on December 23, 2020 (the “Draft Registration Statement”).

The Staff’s comments are repeated below in italicized, bold face type and followed by the Company’s responses in regular type. Concurrent with this letter, the Company is filing its Registration Statement on Form S-1 (the “Registration Statement”), which incorporates the Company’s responses to the Staff’s comments.

Draft Registration Statement on Form S-1 submitted December 23, 2020

Cover Page

1.	We note footnote (1) to your underwriting compensation table appears to indicate that the full $0.55 per unit will be deferred, however, disclosure elsewhere indicates that $0.20 will be paid up front and $0.35 upon close of a business combination. Please revise or advise.

Response:

The Company has revised footnote (1) to indicate that the portion of the underwriting compensation that will be deferred is $7,000,000 or $0.35 per unit, or $8,050,000 if the overallotment option is exercised.

Exhibits

2.	We note you identified director nominees in your Management section on page 96. Please file the consent of each director nominee as an exhibit to your registration statement. See Rule 438 of Regulation C for guidance.

Response:

Consents for the director nominees have been filed as exhibits to the Registration Statement.

Erin E. Martin

SEC Division of Corporation Finance

January 20, 2021

Should you have any questions, please call me at (617) 880-2219.

Very truly yours,

/s/ Albert W. Vanderlaan
Albert W. Vanderlaan

cc:	Jun Hong Heng, Crescent Cove Acquisition Corp.

Michael Lockwood, Maples and Calder

Stuart Neuhauser, Ellenoff Grossman & Schole LLP